China Mobile Games and Entertainment Group Limited

Block A, 15/F Huajian Building

233 Tianfu Road, Tianhe District

Guangzhou, People’s Republic of China

January 29, 2014

VIA CORRESPONDENCE

Melissa Kindelan, Staff Accountant

Christine Davis, Assistant Chief Accountant

Patrick Gilmore, Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	China Mobile Games and Entertainment Group Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 26, 2013
File No. 001-35645

Dear Ms. Kindelan, Ms. Davis, and Mr. Gilmore:

This letter sets forth the response of China Mobile Games and Entertainment Group Limited (the “Company”) to the comment contained in the letter dated January 16, 2014 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

For ease of review, we have set forth below the comment from the staff’s letter and the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 99

1.	In your response to our prior comment you indicate that the estimated fair values of the Dragon Joyce Group and 3GUU Group reporting units substantially exceed the carrying values by 6.7% and 10.9%, respectively. It is not clear to us why you believe such percentages reflect a substantial excess. As it appears the estimated fair values of these reporting units do not substantially exceed their respective carrying values please revise your disclosure in future filings to disclose the percentage by which the fair value of the reporting units exceed their carrying value. Also, as it seems likely that there are potential events and/or changes in circumstances, perhaps similar to those provided as examples is ASC 350-20-35-3C, that could reasonably be expected to occur, we believe that you should disclose such potential events. Please provide us with draft disclosure that will be included in future filings.

In response to the Staff’s comment, the Company proposes to include the following disclosures relating to goodwill in the Critical Accounting Policies in its future Form 20-F filings:

“Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350, or ASC 350, Intangible – Goodwill and other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. We assign and assess goodwill for impairment at the reporting unit level. We determine that each reporting unit is identified at the component level, which is one level below the operating segment. The Dragon Joyce Group, OWX Group and 3GUU Group are identified as reporting units, as discrete financial information is available and segment management regularly reviews their operating results. Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

	Dragon Joyce Group	3GUU Group	OWX Group	Total
	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)	RMB (in thousands)

Balance as of December 31, 2010	247,373	267,824	83,161	598,358

Goodwill acquired during the year	—	—	—	—
Impairment	—	—	—	—
Balance as of December 31, 2011	247,373	267,824	83,161	598,358

Goodwill acquired during the year	—	—	—	—
Impairment	—	—	(33,517)	(33,517)
Balance as of December 31, 2012	247,373	267,824	49,464	564,841

Balance as of December 31, 2012 in thousands of US$	39,706	42,989	7,968	90,663

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year. No goodwill impairment loss was recognized for the years ended December 31, 2010 and 2011. For the year ended December 31, 2012, we adopted ASU No. 2011-08 (“ASU 2011-08”), Intangibles – Goodwill and other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

During the year ended December 31, 2012, due to the significant decline in revenue and net income, we determined that there were impairment indicators relating to the carrying value of our goodwill and it was more-likely-than-not that the fair values of our reporting units were less than their carrying amounts. Thus, we performed the two-step goodwill impairment test on each of the reporting units. In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. We estimated the fair value of each of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered appropriate because of the volatility of general market conditions as well as insufficient comparable companies. Under the income approach valuation methodology, estimates to determine the fair value of the reporting units include future operating results projected by us, discount rates, long-term sustainable growth rates and weighted average cost of capital (“WACC”). The underlying assumptions used in the first step of the impairment test considered our market capitalization as of December 31, 2012 as well as any impact from the current local operating environment in the PRC on the fair value of the reporting units. The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates as of December 31, 2012 are based on the following assumptions:

	Dragon Joyce Group	OWX Group	3GUU Group
Discount rate	21.62%	21.77%	21.62%
Long-term sustainable growth rate	3%	3%	3%

As indicated by the market transition and decline in demand for handset design of feature phones, we determined that, as of December 31, 2012, the estimated fair value of the OWX Group reporting unit was less than its carrying value and performed the second step of the impairment test to determine the implied fair value of goodwill for the OWX Group reporting unit. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities including any unrecognized intangible assets of the reporting unit and compared to the carrying value of reporting unit goodwill to quantify the amount of impairment loss. For the year ended December 31, 2012, we recognized a goodwill impairment charge of RMB33.5 million (US$5.4 million).

The results of our annual impairment test as of December 31, 2012 indicated that the estimated fair values of the Dragon Joyce Group reporting unit and the 3GUU Group reporting unit exceeded their carrying values by 6.7% and 10.9%, respectively. We cannot guarantee that we will not record a material impairment charge in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit and could result in goodwill impairment. Potential events and circumstances that could negatively affect the key assumption used in determining the fair value of a reporting unit may include (i) deterioration in overall economic conditions in future years (including increase in discount rates), (ii) business conditions or strategies changing from current assumptions, (iii) increased competition or loss of market share, or (iv) investors requiring high rates of return on equity investments in the marketplace.”

*        *        *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +852 2700 6188, or our U.S. counsel, David Zhang and Benjamin Su at Kirkland & Ellis, at +852 3761 3318 and +852 3761 3306, respectively.

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Fei Fu Chang
Name:	Ken Fei Fu Chang
Title:	Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis

Benjamin Su, Esq., Kirkland & Ellis

Ringo Choi, Partner, Ernst & Young Hua Ming LLP